RSE ARCHIVE, LLC

446 Broadway, 2nd Floor

New York, NY 10013

December 29, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Scott Anderegg

Re:RSE Archive, LLC
Pre-Qualification Amendment No. 3
Filed December 16, 2022
File No. 024-11967

Ladies and Gentlemen:

We respectfully request that the above referenced Pre-Qualification Amendment No. 3 to the Offering Statement on Form 1-A for RSE Archive, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission as of 9:00 AM Eastern Time on Tuesday, January 3, 2023, or as soon thereafter as practicable

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the sole member of RSE Archive Manager, LLC,

the Managing Member of RSE Archive, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.